Exhibit 99.1

WeRide Inc. to Hold Extraordinary General Meeting, Class A Meeting and Class B Meeting on March 13, 2026

NEW YORK, February 6, 2026 (GLOBAL NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD; HKEx: 0800), a global leader in autonomous driving technology, today announced that it will hold the 2026 first extraordinary general meeting of the Company’s shareholders (the “EGM”) at 11:00 a.m. Beijing time (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below) on Friday, March 13, 2026 at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC, for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the EGM (the “EGM Notice”). The EGM Notice and the form of proxy for the EGM are available on the Company’s website at www.weride.ai. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

The Company will hold the 2026 first class meeting of holders of Class A ordinary shares with a par value of US$0.00001 each (the “Class A Meeting”) and 2026 first class meeting of holders of Class B ordinary shares with a par value of US$0.00001 each (the “Class B Meeting”) convened on the same date and at the same place as the EGM, for the purposes of considering and, if thought fit, passing the Class-based Resolution as defined and set forth in the circular of the Company dated February 6, 2026, Hong Kong time. The circular and forms of proxy for each of the Class A Meeting and the Class B Meeting are available on the Company’s website at www.weride.ai.

Holders of record of the Company’s ordinary shares as of the close of business on Monday, February 9, 2026, Hong Kong time, are entitled to receive notice of, and to attend and vote at, the EGM or any adjournment or postponement thereof, and, as applicable, the Class A Meeting or the Class B Meeting. Holders of record of ADSs as of the close of business on Monday, February 9, 2026, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at www.weride.ai. and on the SEC’s website at http://www.sec.gov.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, the UAE, Singapore, France, Switzerland, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists. For more information, please visit www.weride.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

ir@weride.ai